

February 28, 2011

Stephen Russell
Chief Executive Officer
Celadon Group, Inc.
9503 East 33rd Street
Indianapolis, IN 46235

> **Re: Celadon Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 31, 2010**
> **File No. 000-23192**

Dear Mr. Russell:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director